Exhibit 99.1

January 15, 2023

Mr. Max Briggs

Lead Director

c/o Ms. Kelly Rentzel

Executive Vice President, General Counsel and Secretary

First Foundation Inc.

200 Crescent Court, Suite 1400

Dallas, TX 75201

Mr. Briggs,

It has recently come to my attention that Christopher Naghibi, who was appointed as chief operating officer of First Foundation Bank (“FF Bank”) on December 6, 2022 and who previously served as chief credit officer FF Bank since October 2014, was appointed to the board of directors of Friendly Hills Bancorp (“FHLB”) on December 22, 2021 pursuant to the terms of Settlement Agreement between FHLB and Frank Kavanaugh, a shareholder of FHLB.1 It appears that Mr. Naghibi served on the board of FHLB, as well as its banking subsidiary, Friendly Hills Bank, until September 6, 2022.2

Both First Foundation Inc., (“FFWM”) and FHLB operate in the Los Angeles-Long Beach-Anaheim, CA, Riverside-San Bernadino-Ontario, CA and San Diego-Chula Vista-Carlsbad, CA metropolitan statistical areas (“MSAs”) and, I presume, are competitors. Attached as Exhibit A is a map showing FFWM’s and FHLB’s branches in those MSAs.

Please confirm whether the board of directors (the “Board”) of FFWM was aware of Mr. Naghibi’s service on the board of directors of FHLB. To the extent the Board was aware of Mr. Naghibi’s service on the board of directors of another bank operating in the same markets as FFWM, Mr. Naghbibi’s ostensible employer, please indicate whether the Board considered that service to create a conflict of interest and, if so, what if any steps were taken to mitigate that conflict of interest.

In addition, please indicate whether Frank Kavanaugh has (or had in the past) any borrowing relationship with FFWM and, if so, whether Mr. Naghibi, as chief credit officer of FF Bank, played any role in approving or monitoring any loans made to FFWM.

Mr. Naghibi appears to have taken down his LinkedIn profile and does not reference his service on the board of directors of FHLB on the bio section of either www.chrisnaghibi.com3 or www.blackcrowninc.com,4 the website of Black Crown Inc. and Black Crown Law APC, a “disruptive collective of attorneys, property managers, real estate agents and contractors who handle home sales and purchases, commercial and multifamily real estate brokerage, primarily for high net-worth and celebrity clients” of which Mr. Naghibi is founder and chief executive officer. To the extent that the Chris Naghibi who is currently serving as chief operating officer of FF Bank is not the same Chris Naghibi who served on the board of directors of FHLB, please let me know as soon as possible.

Thank you in advance for your prompt attention to this matter.

Driver Management Company LLC

/s/ J. Abbott R. Cooper

1 https://www.globenewswire.com/en/news-release/2021/12/22/2356811/28099/en/Friendly-Hills-Bancorp-Announces-Hiring-of-Chief-Executive-Officer-and-Settlement-With-Shareholder-Frank-Kavanaugh.html

2 https://www.globenewswire.com/en/news-release/2022/09/06/2510491/28099/en/Friendly-Hills-Bancorp-Announces-Changes-To-Its-Board.html.

3 http://chrisnaghibi.com/#Bio.

4 https://blackcrowninc.com/agents/christopher-m-naghibi-esq/.

Soundview Plaza

1266 East Main Street, Suite 700R

Stamford, CT 06902

Exhibit A